PRESIDIO FUNDS

7/18/2007 NAV: 15.58 Day Change: -0.03

Ticker Symbol

Presidio Fund: PRSDX

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-800-595-3166. Please obtain and carefully read the prospectus before investing.

PRESIDIO FUNDS

Fund Essentials

Please Choose A Section:

- Fund Advisor
- Financial Reports
- Top 10 Holdings
- Sector Weightings
- Newsroom
- Prospectus/Statement of Additional Information

PRESIDIO FUNDS

Fund Advisor

KCO Investments, Inc. is the investment adviser of the Fund and has responsibility for the management of the Fund's affairs, under the supervision of the Trust's Board of Trustees. The Fund's investment portfolio is managed on a day-to-day basis by Kevin C. O'Boyle. Kevin C. O'Boyle is the president of the adviser. The Adviser was organized in 2005 and therefore has no previous operating history. The address of the Adviser is 3717 Buchanan Street, Suite 200 San Francisco, California 94123.

Mr. O'Boyle was born in 1964 in San Francisco. His formal education includes an undergraduate degree in Economics received with distinction in 1986 from Stanford University, and a Master's Degree in Business Administration completed at Stanford University in 1993. In 1994, Mr. O'Boyle joined Aster Investment Management as an Equity Research Analyst for the Meridian Growth Fund. In June 1995, he became the Co-Manager for the Meridian Value Fund, and managed the fund until the end of 2003. During Mr. O'Boyle's tenure at the Meridian Value Fund, the Fund's assets grew from under $1 million to more than $1.9 billion. The Meridian Value Fund was designated by Lipper Services as the Best Small-Cap Value Fund for five-year performance in 1999, and the Best Mid-Cap Value Fund for five-year performance from 2000 through 2003. The Meridian Value Fund was also included in the Money 100 list of Best Mutual Funds in 2001 and 2002. The Fund's Statement of Additional Information provides information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of Fund shares.

Financial Reports

Annual Report

Annual Report - April 30, 2007 (PDF Format) - Click Here

Annual Report - April 30, 2006 (PDF Format) - Click Here

Semi-Annual Report

Semi-Annual Report - October 31, 2006 (PDF Format) - Click Here

Semi-Annual Report - October 31, 2005 (PDF Format) - Click Here

Adobe Acrobat Reader is necessary to view the semi-annual report. If you need to download Acrobat, click here.

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-800-595-3166.

Top 10 Holdings

Top Ten Holdings As Of 4/30/2007

Description	Ticker	Percent
FARO Technologies Inc.	FARO	2.89%
UAP Holding Corp.	UAPH	2.76%
Cardinal Health Inc.	CAH	2.54%
FTI Consulting Inc.	FCN	2.47%
Electronic Data Systems	EDS	2.38%
Aftermarket Technology Corp.	ATAC	2.29%
Willbros Group Inc.	WG	2.20%
Playtex Products Inc.	PYX	2.12%
News Corp. CL A	NWS-A	2.11%
First Data Corp.	FDC	2.06%

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Newsroom
Prospectus/Statement of Additional Information
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Your Account
Contact Us

Sector Weightings

as of May 30, 2007


Financial Services and Insurance 3.12%
Net Cash 8.78%
Consumer Goods and Services 16.91%
Retail 6.88%
Industrial Goods 8.60%
Technology 15.93%
Basic Materials 11.49%
Business Services 14.87%
Healthcare 13.42%

*Net Cash represents cash equivalents less liabilities in excess of other assets.

Industry Sectors	Percent of Net Assets
Consumer Goods & Services	16.91%
Technology	15.93%
Business Services	14.87%
Healthcare	13.42%
Basic Materials	11.49%
Industrial Products	8.60%
Retail	6.88%
Financial Services & Insurance	3.12%
Net Cash	8.78%

Newsroom

There is no news at this time.

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-800-595-3166.

Home
Fund Essentials
Fund Advisor
Financial Reports
Top 10 Holdings
Sector Weightings
Newsroom
Prospectus/Statement of Additional Information
Application Materials
Fund Policies
Your Account
Contact Us

Prospectus/Statement of Additional Information

Your Guide To The Presidio Fund

Prospectus (PDF Format) - Click Here

Statement of Additional Information

Statement of Additional Information (PDF Format) - Click Here

If you would like to receive an investment kit by mail please click HERE.

Adobe Acrobat Reader is necessary to view the above documents. If you need to download Acrobat, click here.

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PRESIDIO FUNDS

Applications Materials

Please Choose A Section:

- Download Application
- Prospectus/Statement of Additional Information
- Investor Kit Request
- CUSIP Number

PRESIDIO FUNDS

Download Application

Regular Application (Non-IRA, Trust/UGMA/Partnerships)

Regular Account Application (Non-IRA, Trust/UGMA/Partnerships) - Click Here

IRA Application

IRA Account Application - Click Here

IRA Transfer / Direct Rollover Request Form - Click Here

IRA Plan Booklet

IRA Plan Booklet (HTML format) - Click Here

If you would like to receive an investment kit by mail please click HERE.

Adobe Acrobat Reader is necessary to view the application. If you need to download Acrobat, click here.

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Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling 1-800-595-3166. Please obtain and carefully read the prospectus before investing.

PRESIDIO FUNDS

Prospectus/Statement of Additional Information

Your Guide To The Presidio Fund

Prospectus (PDF Format) - Click Here

Statement of Additional Information

Statement of Additional Information (PDF Format) - Click Here

If you would like to receive an investment kit by mail please click HERE.

Adobe Acrobat Reader is necessary to view the prospectus. If you need to download Acrobat, click here.

Get Adobe Reader

PRESIDIO FUNDS

Investor Kit Request

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- Fund Essentials
- Application Materials
  - Download Application
  - Prospectus/Statement of Additional Information
  - Investor Kit Request
  - CUSIP Number
- Fund Policies
- Your Account
- Contact Us

All Presidio Funds investment application materials are available online and are located here.

To order printed material by mail please fill out the form below.

Please send me the following item(s):

- ☐ Regular (Non-IRA) Investment Kit
- ☐ IRA Kit

Please provide the following contact information:

(fields marked "*" must be filled in)

First Name * **Last Name** *

Address *

City * **State** * **Zip** *

E-Mail **Phone**

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PRESIDIO FUNDS

CUSIP Number

CUSIP:	74101T109
TICKER SYMBOL:	PRSDX

PRESIDIO FUNDS

Fund Policies

Please Choose A Section:

- Privacy Policy
- Disclosure of Portfolio Holdings
- Proxy Voting
- Short-Term Trading

Privacy Policy

The following is a description of the Fund's policies regarding disclosure of nonpublic personal information that you provide to the Fund or that the Fund collects from other sources. In the event that you hold shares of the Fund through a broker-dealer or other financial intermediary, the privacy policy of your financial intermediary would govern how your nonpublic personal information would be shared with unaffiliated third parties.

Categories of Information the Fund Collects. The Fund collects the following nonpublic personal information about you:

- Information the Fund receives from you on or in applications or other forms, correspondence, or conversations (such as your name, address, phone number, social security number, assets, income and date of birth); and
- Information about your transactions with the Fund, its affiliates, or others (such as your account number and balance, payment history, parties to transactions, cost basis information, and other financial information).

Categories of Information the Fund Discloses. The Fund does not disclose any nonpublic personal information about their current or former shareholders to unaffiliated third parties, except as required or permitted by law. The Fund is permitted by law to disclose all of the information it collects, as described above, to their service providers (such as the Fund's custodian, administrator and transfer agent) to process your transactions and otherwise provide services to you.

Confidentiality and Security. The Fund restricts access to your nonpublic personal information to those persons who require such information to provide products or services to you. The Fund maintains physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information.

PRESIDIO FUNDS

Disclosure of Portfolio Holdings

Disclosure of Portfolio Holdings

It is the policy of the Fund to disclose portfolio holdings to the SEC within 60-70 days after the end of each fiscal quarter. The top 10 holdings will be updated on the website shortly thereafter. Presidio Fund's quarters end on July 31, October 31, January 31, and April 30.

Presidio Fund issues a written shareholder report semi-annually. These shareholder reports will also contain a list of the portfolio holdings as of the end of the reporting period.

Proxy Voting

The Board of Trustees of the Trust has delegated responsibility for decisions regarding proxy voting for securities held by the Fund to the Fund's Adviser, KCO Investments, Inc. KCO Investments, Inc. will vote such proxies in accordance with its proxy policies and procedures.

PROXY VOTING POLICIES AND PROCEDURES
(Adopted April 22, 2005)

Pursuant to rules established by the Securities and Exchange Commission (the "Commission"), under the Investment Company Act of 1940, as amended, the Board of Trustees of Presidio Funds (the "Trust") has adopted the following formal, written guidelines for proxy voting by the Trust. The Board of Trustees of the Trust oversees voting policies and decisions for each series of the Trust (the "Funds").

Each Fund exercises its proxy voting rights with regard to the companies in the Fund's investment portfolio, with the goals of maximizing the value of the Fund's investments, promoting accountability of a company's management and board of directors to its shareholders, aligning the interests of management with those of shareholders, and increasing transparency of a company's business and operations.

In general, the Board of Trustees of the Trust believes that each Fund's investment adviser, or sub-adviser, if applicable, which selects the individual companies that are part of the Fund's portfolio, is the most knowledgeable and best suited to make decisions about proxy votes. Therefore, the Trust defers to and relies on the Funds' investment advisers or sub-advisers, as appropriate, to make decisions on casting proxy votes.

In some instances, an adviser (or sub-adviser) may be asked to cast a proxy vote that presents a conflict between the interests of a Fund's shareholders, and those of the adviser (or sub-adviser) or an affiliated person of the adviser (or sub-adviser). In such a case, the adviser (or sub-adviser) is instructed to abstain from making a voting decision and to forward all necessary proxy voting materials to the Trust to enable the Board of Trustees to make a voting decision. The adviser (or sub-adviser) shall make a written recommendation of the voting decision to the Board of Trustees, which shall include: (i) an explanation of why it has a conflict of interest; (ii) the reasons for its recommendation; and (iii) an explanation of why the recommendation is consistent with the adviser's (or sub-adviser's) proxy voting policies. The Board of Trustees shall make the proxy voting decision that in its judgment, after reviewing the recommendation of the adviser (or sub-adviser), is most consistent with the adviser's (or sub-adviser's) proxy voting policies and in the best interests of Fund shareholders. When the Board of Trustees is required to make a proxy voting decision, only the Trustees without a conflict of interest with regard to the security in question or the matter to voted upon shall be permitted to participate in the decision of how the Fund's vote will be cast.
A copy of these Proxy Voting Policies and Procedures are available, without charge, upon request, by calling the Trust's toll-free telephone number at 800-595-3166 on the Trust's website at http://www.presidiofunds.com, and on the Commission's website at http://www.sec.gov. The Trust will send a copy of the Trust's Proxy Voting Policies and Procedures within three business days of receipt of a request, by first-class mail or other means designed to ensure equally prompt delivery.

Short-Term Trading

Short Term Trading and Market Timing

The Fund discourages short term trading and market timing. Market timing is an investment strategy using frequent purchases, redemptions, and/or exchanges in an attempt to profit from short term market movements. Market timing many result in dilution of the value of Fund shares held by long term shareholders, disrupt portfolio management, and increase Fund expenses to all shareholders. The Board of Trustees has adopted a policy directing the Fund to reject any purchase order with respect to one investor, a related group of investors or their agent(s), where it detects a pattern of purchases and sales of the Fund that indicates short term trading or market timing. This policy applies to all Fund shareholders.

While the Fund attempts to deter market timing, there is no assurance that it will be able to identify and eliminate all market timers. For example, certain accounts called "omnibus accounts" include multiple shareholders. Omnibus accounts typically provide the Fund with a net purchase or redemption request on any given day where purchasers of Fund shares and redeemers of Fund shares are netted against one another and the identity of individual purchasers and redeemers whose orders are aggregated are not known by the Fund. This netting effect often makes it more difficult for the Fund to detect short term trading, and there can be no assurance that the Fund will be able to do so.

Please refer to the Fund prospectus for additional information on how the Fund may be vulnerable to short term traders and market timers.

Home
Fund Essentials
Application Materials
Fund Policies
Your Account
Contact Us

Contact Us

Presidio Fund (PRSDX)

3717 Buchanan Street, Suite 200
San Francisco, CA 94123
1-800-595-3166

Shareholder Services

1-800-595-3166

The shareholder services group is available from 8:30 a.m. to 5:00 p.m. Eastern Standard Time.